FORM 6-K.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 4, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce that through its holdings of Niger Uranium Ltd. it has acquired an interest in Kalahari Minerals PLC, an AIM-listed company with assets in Namibia.

As announced in a press release on March 20, 2008, Niger Uranium has agreed to acquire up to 27,680,000 shares of Kalahari, which would represent 17.5% of the company, upon completion of a Kalahari private placement. As NWT is the largest shareholder in Niger Uranium with a holding that would constitute 32% of Niger Uranium shares following completion of the Kalahari agreement, NWT’s stake in Kalahari would represent 5.6%.

Kalahari’s principal asset is a 36.2% interest in Extract Resources Limited, which trades on the Australian Stock Exchange (ASX) and has uranium exploration licenses in Namibia. NWT’s subsequent interest in Extract is calculated at 2.0%. In addition to its holdings in Extract, Kalahari has property interests in the Dordabis and Witvlei copper exploration properties, located in Namibia’s Kalahari copper belt.

The directors of Niger Uranium, including Marek J. Kreczmer, President and CEO of NWT Uranium, believe that “the acquisition of a substantial stake in Kalahari Minerals provides Niger Uranium with interests in nearer-term potential uranium production and a diversification of its uranium portfolio into Namibia, a country with a reputation for having a positive approach to the development of mining projects.”

The purchase price is 12,400,000 pounds sterling, satisfied through a cash payment of 7,470,000 pounds sterling from Niger Uranium’s existing cash balances, and the issuance of 17,000,000 new Niger Uranium shares. This share issuance subsequently dilutes NWT’s stake in Niger Uranium to approximately 32%. Admission of the new shares is expected to become effective on March 31, 2008.

Niger Uranium trades on London’s AIM market under the symbol URU, while Kalahari trades under the symbol KAH. Extract trades on the ASX under the symbol EXT.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: April 4, 2008